MGCC Investment Strategies Inc.
No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013

August 7, 2006

By EDGAR Transmission and by Hand Delivery

Ms. Messeret Nega
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MGCC Investment Strategies, Inc
Form S-1 filed June 22, 2006
File No. 333-135250

On behalf of MGCC Investment Strategies Inc. (“MGCC” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 20, 2006, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note the disclosure on page 16 that you have entered into a non-binding letter of intent with foreign companies including HJR of Iran. Iran is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security. Your Form S-1 contains no other information regarding contacts with Iran. Please describe for us the nature and extent of your past, current, and anticipated business activities in or other contacts with Iran, or contacts with entities affiliated with or controlled by the government of Iran, whether through subsidiaries or other direct or indirect arrangements.

MGCC Response: Other than our Chinese subsidiary’s indirect business transaction with Thunder Industrial Co., a private Iranian corporation, described below, we do not have any existing or anticipate business activities in or contacts with Iran, or contacts with entities affiliated with or controlled by the Government of Iran. We erroneously identified HJR as an Iranian company in the Registration Statement when in fact it is a Korean company. We have revised to the Registration Statement to reflect the correct nationality of HJR.

On February 22, 2005, our subsidiary Jinzhou Halla Electrical Equipment Co., Ltd., a corporation organized under the laws of People’s Republic of China (“Halla”) entered into a Supply Agreement for Alternator and Starter for Vehicles (the “Supply Agreement”) with HJR Engineering & Autotec Co., Ltd., a Korean corporation (“HJR”), pursuant to which Halla has agreed to develop alternators and starters for certain models of vehicles for HJR in exchange for a $150,000 technical license fee and a $50,000 development fee. In addition, upon the successful development of the products, HJR has agreed to purchase such products from Halla and resell those products to Thunder Industrial Co., a corporation organized under the laws of Iran (“TIC”). In connection with the Supply Agreement, Halla, HJR and TIC also entered into a Technical License Agreement pursuant to which Halla has agreed to provide technical assistance, documentations and training services to TIC for the alternators and starters products they purchase from HJR. The agreements have a term of 10 years and are renewable on a 5-year basis.

As of July 31, 2006, even though our subsidiary Halla has performed its obligations under the Supply Agreement, we have only received a $50,000 technical license fee and a $30,000 development fee from HJR. HJR did not perform its remaining obligations under the Supply Agreement which, according to HJR, was caused by TIC’s failure to perform its obligations.

The Supply Agreement with HJR was entered into by Halla before it became our wholly owned subsidiary in June 2006. Halla’s manufacturing facility and research & development facility are all located in China, therefore, all of its products are manufactured in China and all of its product development activities, including the product development pursuant to the Supply Agreement, are conducted in China. We are aware of the Iran sanctions program under the Iranian Transactions Regulations and we will abide by the applicable laws and regulations.

2.
Please discuss the materiality of your contacts with Iran in light of Iran's status as a state sponsor of terrorism. Discuss also whether your contacts with Iran constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a corporation's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran.

MGCC Response: We do not believe that our contact with TIC through HJR will constitute a material investment risk for our investors for the following reasons: 1) as mentioned above, as of July 31, 2006, we received only $80,000 in total revenue from HJR, which constitutes merely 1.25% of our net income in 2005; 2) because of HJR’s failure to perform its obligations under the Supply Agreement, which was caused by TIC’s failure to perform its obligation, it is unclear at this point whether the Supply Agreement will be carried out for the remaining contract term. Even if the Supply Agreement were to be fully performed, we do not expect that the payment to be received therefrom would exceed 1.5% of our total net income; 3) the counter party under the Supply Agreement which bears the payment obligations to us is HJR, not TIC; and 4) our subsidiary Halla is a Chinese corporation and its indirect business transaction with TIC is permissible under the applicable Chinese laws.

In addition, because our indirect business transaction with TIC involves only civilian products, that is, alternators and starters for small engine vehicles and benefit the life of ordinary civilians in Iran, we do not believe this attenuated business relationship with TIC will negatively affect our corporate reputation or business.

Cover Page

3.
We note your disclosure that the selling stockholders and any participating broker-dealers may be deems to be “underwriters.” Please revise to clarify that any selling stockholder who is a broker-dealer “is” an underwriter. Please also revise under the "Plan of Distribution" section.

MGCC Response: We have revised the cover page and Plan of Distribution per the Staff’s comments.

Prospectus Summary, page 1,

4.	Please revise and shorten the extensive corporate history of this section so that it provides information material to investors in the company now.

MGCC Response: We have shortened the corporate history under the caption “PROSPECTUS SUMMARY - The Company” which now provides:

Our Background and History

MGCC Investment Strategies, Inc. was incorporated in the State of Nevada on June 8, 2000. From inception until MyTop International Inc. or MyTop’s acquisition of 96% of the ownership of MGCC on March 16, 2004, MGCC’s primary business strategy was to provide corporate finance consulting and management advisory services to emerging companies, but it never had any meaningful business operations during this period. After the stock acquisition, MyTop intended to engage in business of developing hi-tech product manufacturing and services through acquisitions of interests in one or more entities currently operating in these fields. MyTop had informal discussions with potential acquisition targets in China, but no agreements were reached.

On August 1, 2005, MyTop changed its name to Hisonic International, Inc or Hisonic. On December 19, 2005, Halter Financial Investments, L.P. or HFI acquired 86.4% ownership of MGCC from Hisonic. From the date of HFI’s stock acquisition until the reverse acquisition of Wonder Auto on June 22, 2006, MGCC engaged in no active operations.

MGCC Investment Strategies, Inc. effected a 20-for-1 reverse stock split in February 2006 and a 2.448719-for-1 forward stock split in July 2006.

Acquisition of Wonder Auto

On June 22, 2006, we completed a reverse acquisition transaction with Wonder Auto Limited whereby we issued to the stockholders of Wonder Auto Limited 21,127,194 shares of our common stock in exchange for all of the issued and outstanding capital stock of Wonder Auto Limited. Wonder Auto Limited thereby became our wholly owned subsidiary and the former stockholders of Wonder Auto Limited became our controlling stockholders. In addition, our executive officers and director were replaced by the Wonder Auto executive officers and director upon the closing of the reverse acquisition as indicated in more detail below. We plan to amend our Articles of Incorporation to change our name to Wonder Auto Technology, Inc. and expect the name change to become effective in August 2006.

Wonder Auto Limited was incorporated in the British Virgin Islands in March 2004 and has two subsidiaries: Man Do Auto Technology Co. Ltd. and Halla. Its wholly owned subsidiary Man Do Auto Technology Co. Ltd. was incorporated under the law of British Virgin Islands in 2003. Neither Wonder Auto Limited nor Man Do Auto Technology Co. Ltd. has any active business operations other than their ownership of Halla, which is the operating company that primarily manufactures our products. Halla was incorporated in China in March 1996 with a registered capital of $12 million. Over the years, Halla went through several ownership changes and is now 61% owned by Wonder Auto Limited and 39% owned by Man Do Auto Technology Co. Ltd.

For accounting purposes, the share exchange transaction is treated as a reverse acquisition with Wonder Auto as the acquirer and MGCC as the acquired party. When we refer in this prospectus to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Wonder Auto on a consolidated basis unless the context suggests otherwise.

Summary Consolidated Financial Information. page 4

Selected Consolidated Financial Data. page 13

5.
Please indicate in the introductory paragraph to your summary and selected consolidated financial information that the financial information presented is for Wonder Auto, who became the registrant following the completion of the reverse acquisition with MGCC Investment Strategies Inc. in June 2006.

MGCC Response: We have revised the introductory paragraph to the Summary Consolidated Financial Information which now provides: “[t]he following tables set forth a summary of the financial data for Wonder Auto which became our wholly owned subsidiary on June 22, 2006 and is the holding company of our commercial operations.”

We have also revised the introductory paragraph to the Selected Consolidated Financial Data which now provides in relevant part that: “[t]he following selected consolidated financial data are the financial data for Wonder Auto which became our wholly owned subsidiary on June 22, 2006 and is the holding company of our commercial operations.”

6.	Revise the Summary Consolidated Financial Information to disclose basic and diluted earnings per share for all periods presented.

MGCC Response: We have revised the Registration Statement to disclose the basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005 and the quarter ended March 31, 2005 and 2006. The Registration Statement now provides, in its relevant part, the following.

(In thousands, except per share data)

	Year Ended December 31,			Quarter Ended March 31,
	2003	2004	2005	2005	2006

Revenues	$39,791	$42,266	$48,063	$9,817	$14,793

Operating expenses	33,471	35,478	40,090	8,391	12,920

Operating income	6,320	6,788	7,973	1,426	1,873

Income taxes	665	718	897	187	219

Net income	5,218	5,588	6,401	1,181	1,409

Earnings per share - basic and diluted	N/A	46.18	32.01	5.90	7.05

Risk Factors, page 5

7.	Consider adding a risk factor that the high price of gasoline might cause a slowdown in auto sales or tell us why it is not a material risk.

MGCC Response: We have added the following under the caption “RISK FACTORS - Risks Related to Our Business.”

Our results of operation could be adversely affected by high price of gasoline.

The demand for our products depends, in large part, on the demand from the automobile markets we serve and on other economic metrics, such as gasoline prices, which influence industry demand. A prolonged increase in the market price of gasoline and other fuel products may result in less disposable income of consumers and lower spending by consumers on automobiles and automobile parts. This could result in a decreased demand for our products which could negatively affect our results of operations. On the other hand, an increase in the price for gasoline could also lead to an increased demand for fuel efficient small engine automobiles, the main automobile sector we serve, and therefore, benefit us. Since gasoline prices are at unprecedently high levels in the United States, it is difficult to predict the precise long term economic effects of high gasoline prices on the economy, the automobile industry generally or our results of operations.

Mr. Qingjie Zhao’s association with other businesses, page 7

8.	Please revise to disclose Mr. Zhao’s holdings in the company and the other companies he is executive director of.

MGCC Response: We have revised the Registration Statement to disclose Mr. Zhao’s holdings in MGCC and the other companies of which he is an executive officer. The Registration Statement now provides, in its relevant part, as follows:

Mr. Qingjie Zhao, our CEO, President, Secretary, director and beneficial owner of 61.05% of our common stock, serves as an executive director and is a 17% owner of China Wonder Limited, a company listed on the Alternative Investment Market of the London Stock Exchange (which is principally engaged in the manufacture and sale of specialty packaging machinery to the Chinese pharmaceutical market), and an executive director and 10.96% owner of Jinheng Holdings (which is principally engaged in the manufacture and sale of automotive airbag safety systems in China). As a result, conflicts of interest may arise from time to time. We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. However, their existing responsibilities to other entities may limit the amount of time they can spend on our affairs. Mr. Zhao devotes approximately 85% of his business time to the affairs of Wonder Auto and approximately 15% of his business time to the affairs of other companies. Mr. Zhao’s decision making responsibilities for these three companies are similar in the areas of public relations, management of human resources, risk management and strategic planning. Mr. Zhao works about 75 hours per week altogether.

We do not have any independent directors, page 7

9.	Disclose whether you intend to appoint a majority of independent directors.

MGCC Response: We have revised the Registration Statement which now provides:

We currently have only one director, Qingjie Zhao, who is also our CEO, President, Secretary and the beneficial owner of 61.05% of our common stock. Therefore, we do not have any independent directors. We plan to appoint a number of independent directors which will constitute a majority of our board of directors before our common stock is listed on a national securities exchange or Nasdaq, but we may not be able to identify independent directors qualified to be on our board.

Changes in China’s political and economic, page 8

10.	We note your statement that the Chinese economy differs from the economies of OECD countries. Please briefly explain.

MGCC Response: The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state owned enterprises still constitute a large portion of the Chinese economy, China corporations have weaker corporate governance than those in the OECD countries, and the currency exchange policy in China is less flexible than those countries belong to OECD. We have revised the Registration Statement accordingly.

Certain of our stockholders hold a significant percentage, page 11

11.
We note the disclosure on page 11 indicating that the Company's sole director, CEO, President and Secretary is the beneficial owner of approximately 28% of the Company's outstanding voting securities. We also note that this individual also owns 37.67% of Empower Century Limited which owns approximately 33% of the Company’s common shares. As this ownership gives this individual the ability to significantly influence the Company’s operations, the existence of this relationship should be disclosed in the Company’s financial statements in accordance with the guidance outlined in paragraph 2 of SFAS No.57.

MGCC Response: Per the Staff’s comments, we supplemented the Senior Bank Loans note (Note 19(c) to the Audited Financial Statements of Wonder Auto (the “AFS”) and Note 12(c) to the Unaudited Interim Financial Statements of Wonder Auto (the “UIFS”)) with the following: “Guarantees executed by the Company’s sole director, Qingjie Zhao, who is also a stockholder of the Company holding 52.23% common stock of the Company; and by a related company controlled by certain of the Company’s stockholders including Qingjie Zhao, Xiangdong Gao, Meina Zhang, Qing Lin, Yuquan Zhou, Chengyu Zhang and Chenye Zhang.”

In addition, we supplemented the Related Party Transactions Note (Note 26 to the AFS) with the following: “[a]s disclosed elsewhere in these financial statements, Qingjie Zhao is a sole director and a controlling stockholder of the Company. He is able to significantly influence the Company’s operations.”

Please also see our expanded disclosure regarding the accounting policy on the basis of preparation and consolidation in the Summary of Significant Accounting Policies Note (Note 4 to the AFS) as discussed in our responses to Comment No. 31 below.

Liquidity and Capital Resources, page 21

12.
Please revise your disclosure to include a detailed discussion explaining the factors that contributed to your net cash flows provided by or used in operating activities, investing activities, and financing activities for all financial statements periods presented in your filing.

MGCC Response: Per the Staff’s comments, we have added the following disclosure under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Results of Operation - Liquidity and Capital Resources.”

	Cash Flow
				Three Months Ended
	Years Ended December 31,			March 31,
	2003	2004	2005	2005	2006
		(In thousands)
Net cash provided by (used for) operating activities	$(2,480.6)	$7,239.2	$11,439.1	$3,016.0	$54.9
Net cash provided by (used for) investing activities	$(1,299.8)	$(3,471.6)	$(5,062.6)	$(480.4)	$(609.1)
Net cash provided by (used for) financing activities	$4,947.4	$(4,161.4)	$(3,988.5)	$(2,978.1)	$(1,704.2)
Net cash Flow	$1,167.1	$(393.6)	$2,539	$(442.4)	$(2,226.5)

Operating Activities:

Net cash provided by operating activities was $0.05 million and $3.02 million for the three months ended March 31, 2006 and 2005, respectively. The decrease was mainly due to the increased accounts receivables causes by the increased number of new customers in the first quarter of 2006. Such increase of accounts receivable more than offset the increased sales revenue.

Net cash provided by operating activities in 2005 totaled $11.44 million, which is an increase of $4.20 million from net cash provided by operating activities of $7.24 million in 2004. The increase was mainly due to the increased sales revenue and the more efficient control of the accounts receivables and accounts payables.

Net cash provided by operating activities during 2004 totaled $7.24 million, which is an increase of $9.72 million from net cash used for operating activities of $2.48 million during 2003. The increased was mainly due to the increased sales revenue and the more efficient control of the accounts receivables and accounts payables. Our negative cash flow from operating activities in 2003 was funded from cash provided by financing activities during the year.

Investing Activities:

Our main uses of cash for investing activities are payments to the acquisition of property, plant and equipment and restricted cash pledged as deposit for bills payable issuance.

Net cash used for investing activities in the first quarter of 2006 was $0.61 million, which is an increase of $0.13 million from net cash used for investing activities of $0.48 million in the first quarter of 2005 due to the increased acquisition of production equipments.

Net cash used for investing activities in the year 2005 was $5.06 million, which is an increase of $1.59 million from net cash used for investing activities of $3.47 million in 2004. The increase for 2005 was primarily the result of the increased amount used for bank deposits pledging the issuance of bills payable.

Net cash used for investing activities in 2004 totaled $3.47 million as compared to $1.30 million used for investing activities in 2003. The $2.17 million increase of net cash used for investing activities in 2004 was mainly attributable to a $1.47 million increase in net cash used for the acquisition of equipments and a $0.73 million increase in the bank deposits used to pledge the issuance of bill payables.

Financing Activities:

Net cash used for financing activities in the first quarter of 2006 totaled $1.70 million as compared to $2.98 million used for financing activities in the same period of 2005. The decrease of the cash used for financing activities was mainly attributable to a $1.57 million bank loan repayment in the first quarter of 2005.

Net cash used for financing activities was $3.99 million in 2005 as compared to $4.16 million used for financing activities in 2004. The $2.29 million decrease in the payment of dividend and the $0.79 decrease in the repayment of bank loan in 2005 was more than offset by the $3.26 million increase of the proceeds from the new bank loans in 2005.

Net cash used for financing activities was $4.16 million in 2004, a decrease of $9.11 million from net cash of $4.95 provided by financing activities in 2003. Such decrease was mainly attributable to a $4.67 million payment of dividend and a $4.95 million increase of the bank loan repayment in 2004.

13.
We note from your disclosure that in June 2006 Wonder Auto raised $12 million in gross proceeds. Please revise to disclose how you plan the use the proceeds in the future and the associated significant financial statements impact, if any.

MGCC Response: We have added the following disclosure under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Results of Operation - Liquidity and Capital Resources” to explain our planned use of the proceeds:

In June 2006, prior to the consummation of the share exchange with us, Wonder Auto Limited completed a private placement of its common shares to certain accredited investors who are among the selling stockholders listed in this registration statement. As a result of this private placement, Wonder Auto raised $12 million in gross proceeds, which left Wonder Auto Limited with approximately $10 million in net proceeds after the deduction of offering expenses in the amount of approximately $2 million. We plan to use approximately $2 million of the net proceeds on purchasing research and development equipments, approximately $6 million on building new production lines, $0.65 on infrastructure and $1.35 million as our working capital. This financing resulted in an increase of our net cash flow and a decrease of our asset/liability ratio and financial risks.

14.
We note your disclosure that you do not have material capital expenditure requirements. We also note your disclosure of plans to construct new production lines elsewhere in the prospectus. Please reconcile or separately quantify working capital requirements and the estimated range of funds needed for the construction of new production lines and to service your debt obligations for the next twelve months.

MGCC Response: We have revised the Registration Statement per the Staff’s comments which now provides, in relevant part, that:

Our current material capital expenditure requirements are approximately $10 million which will be used in the next 6 months for the purposes of the updating and expansion of our production lines, equipments, facilities and research and development equipments so as to meet our production requirements in 2007.  In addition, we expect that an additional $5 million working capital will be needed to maintain our business operations in the next twelve months which will be raised through bank loans. We repaid the $4.98 million bank loan matured on July 7, 2006 and obtained a new loan in the same amount. In the incoming 12 months, we have a $2.49 million bank loan that will mature on October 17, 2006. We plan to replace such loan with a new bank loan in the same amount. We believe we maintain a good relationship with banks and do not expect any material difficulties in getting such new loans.

We believe that our currently available working capital, after receiving the aggregate proceeds of Wonder Auto’s capital raising activities, the credit facilities referred to above and the expected additional credit facility, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Obligations Under Material Contracts, page 22

15.	Please provide in a tabular format a summary of your contractual obligations, presented in accordance with Item 303(a) (5) of Regulation S-K.

MGCC Response: We have added the disclosure as required under Item 303(a)(5) of Regulation S-K.

16.	Revise the interest rate in the last paragraph on page 22 to give it as an annual interest rate.

MGCC Response: We have replaced the monthly interest rate with the annual interest rate.

Critical Accounting Policies, page 23 Allowance of doubtful accounts, page 23

17.
We note that your receivable balance at December 31 2005 compared to 2004 materially increase by approximately 68% while your allowance for doubtful account only increased by approximately 26% and is less than 1% of your total trade receivable balance. We also note that the receivable balance continues to increase through your interim period ended March 31, 2006. Considering the significance of your trade receivable balance in relation to your total current assets, please revise your MD&A to discuss the reason for your proportionately higher increase in account receivable as compared to your small increase in allowance for doubtful account. Also please discuss how accurate the estimate/assumptions have been in the past, how much the estimate/assumptions have changed in the past and whether the estimate/assumptions are reasonably likely to change in the future. See FR-72 for guidance.

MGCC Response: We have expanded the “Summary of Significant Accounting Policies - Allowance of doubtful accounts” Note (Note 4 to the AFS and the UIFS) as follows:

Allowance of doubtful accounts

The Company establishes an allowance for doubtful accounts based on management’s assessment of the collectibility of trade receivables. A considerable amount of judgment is required in assessing the amount of the allowance, the Company considers the historical level of credit losses and applies percentages to aged receivable categories. The Company makes judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitors current economic trends that might impact the level of credit losses in the future. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to 100% of gross amount of trade receivables due over 1 year. Additional specific provision is made against trade receivables aged less than 1 year to the extent which they are considered to be doubtful.

Bad debts are written off when identified. The Company extends unsecured credit to customers ranging from three to six months in the normal course of business. The Company does not accrue interest on trade accounts receivable.

Historically, losses from uncollectible accounts have not significantly deviated from the general allowance estimated by the management and no significant additional bad debts have been written off directly to the profit and loss. This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and not too excessive and does not expect to change this established policy in the near future.

We have also added the following discussion into the Registration Statement:

Allowance for doubtful debts

Our trade receivables totaled $21.36 million in the first quarter of 2006, an increase of $6.31 million from $15.05 million in the same period of 2005. At the mean time, our allowance of doubtful accounts totaled $0.39 million and $0.38 million for the first quarter of 2006 and 2005, respectively. In addition, our trade receivables were $18.47 million in 2005, an increase of $7.47 million from $11.00 million in 2004 and our allowance of doubtful accounts was $0.39 million and $0.38 million for 2005 and 2004, respectively.

The seemingly disproportional increase of our trade receivable as compared to the increase of our allowance of doubtful accounts was mainly due to the increase of our sales revenue and our policy to generally account a trade receivable as a doubtful account only if it remains uncollected for more than one year. Our allowance for doubtful debts accounts for only an insignificant portion of the receivable balance in spite of the increasing trade receivable balance throughout the reporting periods because almost all the outstanding debts were aged less than one year. Many of our customers have long business relationship with us and with good settlement history. In the absence of significant bad debt experience, the management considers the existing provisioning policy is adequate.

Inventories, page 23

18.
Please expand your disclosure to explain your basis for recording a 50% general provision of inventories aged over 1 year. Your disclosure should include, but not be limited to discussing your assumptions and methods used to come up with this accounting policy. Additionally, expand your disclosure to explain the methods and assumption used in forecasting future demand requirements.

MGCC Response: We have expanded the “Summary of Significant Accounting Policies - Inventory” Note (Note 4 to the AFS and the UIFS) as follows:

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a weighted average basis and includes all expenditures incurred in bringing the goods to the point of sale and putting them in a saleable condition. In assessing the ultimate realization of inventories, the management makes judgments as to future demand requirements compared to current or committed inventory levels. Our reserve requirements generally increase as our projected demand requirements; decrease due to market conditions, product life cycle changes. The Company estimates the demand requirements based on market conditions, forecasts prepared by its customers, sales contracts and orders in hand.

In addition, the Company estimates net realizable value based on intended use, current market value and inventory ageing analyses. The Company writes down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions.

Based on the above assessment, the Company establishes a general provision to make a 50% provision for inventories aged over 1 year.

Historically, the actual net realizable value is close to the management estimation.

Our products and market presence, page 27

19.
Refer to the first paragraph on page 28. Please confirm that the 2005 Economic Analysis you refer to is publicly available for free or at nominal cost and was not prepared for you. Similarly, confirm the same for the Nomura Research report discussed at the top of page 29, the information from the China Association of Social Economic System and the CCID Consulting information referenced on page 30.

MGCC Response: We hereby confirm that all of the sources of information mentioned above are publicly available for free and were not prepared for the Company. We have added the following disclosure under the caption “PROSPECTUS SUMMARY - The Company - Overview.”

In this prospectus, we rely on and refer to information and statistics regarding the automotive part industry that we have obtained from, among other sources:

•	The 2005 Economic Analysis of the Automotive and Electrical Component Industry, a source of information for the automotive and Electrical component industry;
•	China Association of Social Economic System, a non-profit organization;
•	CCID Consulting, a professional research and consulting public company; and
•	Nomura Research Institution, a corporation whose principal activity is the development of information systems and consulting services in Japan.

This information is publicly available for free and is not prepared for us. Although we believe that this information is generally reliable, we cannot guarantee, nor have we independently verified, the accuracy and completeness of this information.

Overview, page 31

20.	Please revise the third paragraph to delete the references to your competitors. Similarly, omit the comparison in the last sentence of Research and Development Investments on page 32.

MGCC Response: We have deleted the references to our competitors and omitted the comparison per the Staff’s comments.

Strategic Alliance with Japanese automotive component manufacturer, page 32

21.	Please file the licensing agreement as an exhibit and disclose the name of the Japanese party in the next amendment.

MGCC Response: We are bound by a confidentiality provision of the licensing agreement not to disclose the name of the Japanese licensor. We are now seeking a waiver of the confidentiality provision from the Japanese licensor and will file the licensing agreement as an exhibit to the Registration Statement once such wavier is obtained.

Our sales and marketing efforts, page 32

22.	Revise the last sentence of the second paragraph to sort out the companies with which you have agreements from the ones where you have non-binding letters of intent.

MGCC Response: We have revised the Registration Statement to provide that “[a]s of April 2006, we have entered into non-binding letters of intent or agreements with several overseas companies, including South Korea Hyundai and Doosan. We have also entered into agreement with Ampac (U.S.), SWT (South Korea) and Lucas (Turkey). We plan to open a new branch in Detroit to facilitate our efforts to enter the replacement market in the U.S. by the end of 2006.”

Regulation, page 36

23.
In light of the disclosure under “Risks Related to Doing Business in China,” it seems that the company faces significant regulation of its business. Please revise this section to discuss the material government regulation that affect your business, such as those affecting currency exchange and land ownership.

MGCC Response: We have added the following disclosures under the caption “OUR BUSINESS - Regulation”:

Because our operating subsidiary Halla is located in PRC, we are regulated by the national and local laws of PRC.

There is no private ownership of land in China and all land ownership is held by the government of the PRC, its agencies and collectives. Land use rights can be obtained from the government for a period up to 70 years, and are typically renewable. Land use rights can be transferred upon approval by the land administrative authorities of the PRC (State Land Administration Bureau) upon payment of the required land transfer fee. We have received the necessary land use right certificate for the 42,169 square meters of land located at No. 16 Yulu Street, Jinzhou High Technology Industrial Park, Jinzhou, China. See “OUR BUSINESS - Our Facilities” for more details.

In addition, we are also subject to PRC’s foreign currency regulations. The PRC government has control over Renminbi reserves through, among other things, direct regulation of the conversion or Renminbi into other foreign currencies. Although foreign currencies which are required for “current account” transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government.

Management, Page 37

24.	Please update this section to reflect the fact that Mr. Halter is no longer with the company.

MGCC Response: We have updated the Registration Statement throughout to reflect that Mr. Halter’s resignation from his position as our director became effective in July 2006 and Mr. Qingjie Zhao was appointed as our director on the same date.

Selling Stockholders, page 42

25.	Consider including a discussion of how the shares were acquired by the selling stockholders in this section.

MGCC Response: We have added the following into the Registration Statement to disclose how the shares being registered were acquired by the selling stockholders:

The selling stockholders are divided into two categories: (i) investors from the Wonder Auto private placement transaction and stock transfer transaction and (ii) certain investors related to the stock acquisition of our common stock by HFI.

Wonder Auto Private Placement Transaction and stock transfer transaction

On June 22, 2006, Wonder Auto sold 45.277236 shares of its common stock to 24 accredited investors for a total of $12,000,000. These shares were subsequently exchanged for 1,592,669 shares of our common stock. On the same date, Empower Century Limited, a stockholder of Wonder Auto, also transferred 30.184824 shares of its common stock of Wonder Auto to these 24 investors in exchange for $8 million, such shares were subsequently exchanged for 1,061,780 shares of our common stock. The issuance and transfer above were made in reliance on Regulation D, and were made without general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment.

As of July 26, 2006 when the forward stock split became effective, the 2,654,449 shares of our common stock owned by these 24 investors were increased to 6,499,994 shares.

Stock Purchased By HFI

Pursuant to the Stock Purchase Agreement, dated December 19, 2005, Halter Financial Investments, L.P. purchased 1,000,000 shares of our common stock, which becomes 2,448,721 shares as a result of the forward stock split effected on July 26, 2006. We are registering such shares owned by HFI and its transferees.

26.	For each selling shareholder, please identify the natural person or persons that have voting or investment power over the selling shareholder.

MGCC Response: We have revised the Selling Stockholder table to identify the natural person that has voting or investment power over the selling stockholders.

27.
Please disclose whether any selling stockholders are broker-dealers or affiliates of broker-dealers. The prospectus must identify any selling stockholder that is a broker-dealer, as an underwriter in the plan of distribution, unless the shares were issued as compensation for investment banking services.

MGCC Response: Other than Daniel O. Conwill IV who is the president of Global Hunter Securities, a registered broker-dealer, none of the selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer.

To avoid confusion, we have revised the Registration Statement to provide that: “except as specifically set forth in the footnote to the table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.”

Index to Consolidated Financial Statements
General

28.	Please address our comments on the audit financial statements and related disclosures in your unaudited interim financial statements.

MGCC Response: We have revised our financial statements per the Staff’s comments.

29.	Please provide selected quarterly data presented in accordance with Item 302 of Regulation S-K.

MGCC Response: We have added the selected quarterly data under the caption “SELECTED CONSOLIDATED FINANCIAL DATA - Selected Quarterly Financial Information.”

Consolidated Balance Sheet, page 26

30.
Reference is made to your bills payable. Please disclose the nature and terms of your bills payable and explain the difference between your bills payable and trade payables in a footnote to your financial statements.

MGCC Response: We have expanded the “Restricted Cash” Note (Note 8 to the AFS) as follows:

The Company is requested by certain of its suppliers to settle by issuance of bills for which the banks add their undertakings to guarantee their settlement at maturity. These bills are interest-free with maturity of three to six months from date of issuance. As security for the banks’ undertakings, the Company is required to deposit with such banks equal to 50% of the bills amount at the time of issuance and pay bank charges.

Trade payables represent trade creditors on open account. They are interest-free and unsecured. The normal credit term given by these suppliers to the Company ranges from one to three months.

Note 2. Corporate information, page F-30

Note 4. Summary of Significant Accounting Policies. page F-31

31.
As it appears that you accounted for the reorganization transaction involving Wonder Auto Limited, Man Do Auto and Jinzhou Halla as the reorganization of entities under common control, we are unclear as to why this treatment is considered appropriate. Please explain in detail your rationale for the treatment used and indicate the identity and ownership interests of the controlling shareholders for each entity before and after the reorganization. We may have further comment upon receipt of your response.

MGCC Response:

We have supplemented the “Summary of Significant Accounting Policies - Basis of presentation and consolidation” note (Note 4 to the AFS) with the following:

Basis of presentation and consolidation

On June 18, 2004, the Reorganization was completed. The ownership interests and directorship of the companies comprising the group before and after the Reorganization are summarized as below:

(i) Before the Reorganization:

Note a: Other six individuals and their percentage of ownership interests in investment vehicles are as follows:

Name	Percentage (%)
Xiangdong Gao	60.00
Meina Zhang	8.37
Qing Lin	5.58
Yuquan Zhou	5.35
Chengyu Zhang	3.20
Chenye Zhang	2.50

85.00

Thus the effective ownership interests in Jinzhou Halla before the Reorganization (that is the Then Stockholders) are as follows:

Name	Percentage (%)
Qingjie Zhao	38.40
Xiangdong Gao	36.60
Li Li Niu	9.75
Meina Zhang	5.11
Qing Lin	3.40
Yuquan Zhou	3.26
Chengyu Zhang	1.95
Chenye Zhang	1.53

100.00

Regarding the directorship before the Reorganization, Qingjie Zhao is a chairman of the board of directors of Jinzhou Halla comprising five directors and one of two directors of Man Do Auto. The remaining four directors of Jinzhou Halla are four non-stockholding individuals whilst the other director of Man Do Auto is Li Li Niu.

(ii) After the Reorganization:

Note b: Other seven individuals and their percentage of ownership interests in investment vehicles are as follows:

Name	Percentage (%)
Xiangdong Gao	22.77
Li Li Niu	9.75
Meina Zhang	5.11
Qing Lin	3.40
Yuquan Zhou	3.26
Chengyu Zhang	1.95
Chenye Zhang	1.53

47.77

Thus the effective ownership interests in the group after the Reorganization are as follows:

Name	Percentage (%)
Qingjie Zhao	52.23
Xiangdong Gao	22.77
Li Li Niu	9.75
Meina Zhang	5.11
Qing Lin	3.40
Yuquan Zhou	3.26
Chengyu Zhang	1.95
Chenye Zhang	1.53

100.00

During the Reorganization, Qingjie Zhao acquired additional ownership of 13.83% from Ziangdong Gao. Accordingly the effective ownership interests owned by Qingjie Zhao increased to 52.23% whilst those owned by Ziangdong Gao decreased to 22.77%.

Regarding the directorship after the Reorganization, Qingjie Zhao is the sole director of the Company, a chairman of the board of directors of Jinzhou Halla comprising five directors and one of two directors of Man Do Auto. The remaining four directors of Jinzhou Halla are four non-stockholding individuals whilst the other director of Man Do Auto is Li Li Niu. Li Li Niu resigned on February 19, 2005.

As the controlling stockholders and the management of the companies comprising the group before and after the Reorganization are the same, accounting for recapitalization is adopted for the preparation of consolidated financial statements, as such these consolidated financial statements are a continuity of Jinzhou Halla.

Note 3. Description of Business, page F-31

32.
We note from your disclosure that as an integral part of developing your customer relationship, you also offer customers product design and development services of new car models or automotive components based on customers' required specifications. In this regard, please disclose your revenue recognition policy associated with these services. Also revise your financial statements to state separately net sales of tangible products and income from services, along with the associated cost of sales during each period presented as required by Rule 5-03(b)(1) and (2) of Regulations S-X.

MGCC Response: During the reporting periods, the Company did not generate any revenue arising from the provision of product design and development services to its customers for their new car models or automotive components. In fact they are free services rendered by the Company and designed to strengthen and develop the customer relationship. During the reporting periods, the Company received a one time technical license and development fee of $80,000 which is reported as Other Revenue.

Note 4. Summary of significant accounting policies, page F-31

Advertising, transportation, research and development expenses. page F-35

33.
We note from your disclosure that research and development expense amounted to $477,225 and $278,784 for the years ended December 31, 2005 and 2004, respectively. However, from your disclosure on page 32 under the heading "Research and Development Investments" you state that your research and development expense amounted to $1.47 million and $1.35 million for the years ended December 31, 2005 and 2004, respectively. Please reconcile and revise these disclosures to explain the reason for the differences in these amounts.

MGCC Response: For accounting purposes, the research and development expenses include only expenses for new products development. However, the research and development expenses as disclosed under the Caption “OUR BUSINESS - Our Internal and Strategic Research and Development Efforts” include expenses in connection with new products development, investments on research and development equipments and other research and development expenses.

In order to avoid confusion, we have revised the disclosure under the caption “OUR BUSINESS - Our Internal and Strategic Research and Development Efforts” which now provides:

For the fiscal years ended December 31, 2003, 2004 and 2005, our research and development investments, which include primarily expenses in connection with new products development, investments on research and development equipments and other research and development related expenses, were approximately $0.33 million, $1.35 million and $1.47 million, representing approximately 0.82%, 2.9% and 3.04% of our sales for those years, respectively. On average, research and development expense accounts for about 1% or lower for most of the Chinese private auto parts manufacturers according to the report of No. 1 Financial Daily.

Note 15. Other payable and accrued expenses, page F-45

34.
We note from Note 15 (a) that staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances. Please expand your disclosure to explain if these accruals represent self insurance or third party insurance. If the staff welfare payable represents self insurance, please disclose when estimated costs are accrued (e.g. probable and reasonably estimable). In addition, your policy should also specifically address the accounting treatment for claims incurred but not yet reported as well as reported claims.

MGCC Response: The accrued staff medical, industry injury claims, labor and unemployment insurance coverages are all third party insurance policies. They represent the accrued insurance premiums.

We have revised the “Other Payable and Accrued Expenses” note (Note 15 (a) to the AFS and Note 11(a) to the UIFS) which now provides:

Staff welfare payable represents accrued staff medical, industry injury claims, labor and unemployment insurances. All of which are third parties insurance and the insurance premiums are based on certain percentage of salaries. The obligations of the Company are limited to those premiums contributed by the Company.

Note 16. Provision for warranty, page F-46

35.	Please revise your disclosure to comply with paragraph 14(b) of FIN No. 45. Note 19. Secured bank loans, page F-46

MGCC Response: We have supplemented the “Provision for Warranty” note (Note 16 to the AFS) with the following:

	As of December 31,
	2005	2004	2003

Balance, January 1,	$815,498	$774,149	$437,951
Claims paid for the year	(991,008)	(723,332)	(415,988)
Addition provision for the year	1,067,163	764,658	752,145
Translation adjustments	22,750	23	41

Balance, December 31,	$914,403	$815,498	$774,149

36.	Along with your disclosure included in note 19, please describe the interest rate and currency denomination of each loan, as required by Article 5-03 (22) of Regulation S-X.

MGCC Response: We have supplemented the “Secured Bank Loans” note (Note 19 to the AFS and Note 12 to the UIFS) with the following:

d. All the bank loans are denominated in RMB and carry interest rates ranging from 7.254% to 7.488% per annum with maturity dates ranging from 1 year to 3 years.

Subsequent Events

37.
We note from your disclosure on page 2 under the heading "Acquisition of Wonder Auto and Related Financing" and on page 42 under the heading "Certain Relationships and Related Transactions" that several significant subsequent events occurred after the date of your financial statements presented in your filing. In this regard, please revise your audited and unaudited financial statements to include a subsequent event footnote, which describes the nature of each subsequent event and your accounting treatment associated with each transaction.

MGCC Response: We have supplemented the Subsequent Event note (Note 27 to the AFS and Note 16 to the UIFS) in the financial statements per the Staff’s comments.

Item 15. Recent Sales of Unregistered Securities. -page II-1

38.	Please revise to disclose the consideration paid for the shares issued on June 22, 2006. Refer to Item 701(c) of Regulation S-K.

MGCC Response: We have revised the Registration Statement to disclose the consideration paid for the shares issued on June 22, 2006. The Registration Statement now provides “[o]n June 22, 2006, we issued 21,127,194 shares of our common stock to stockholders of Wonder Auto in exchange for all of the issued and outstanding capital stock of Wonder Auto. The number of our shares issued to the stockholders of Wonder Auto was determined based on an arms-length negotiation. ”

Item 17. Undertakings, page II-5

39.	We note that you have furnished the undertakings under Item 512(i). Please tell us what information you are omitting in reliance on Rule 430A.

MGCC Response: We have deleted the undertakings under Item 512(i) which were erroneously included in the Registration Statement.

Signatures

40.	Please delete Mr. Halter's name and signature.

MGCC Response: We have deleted Mr. Halter’s name and signature.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-416) 5186632 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

MGCC Investment Strategies Inc.

By:	/s/ Qingjie Zhao

Qingjie Zhao Chief Executive Officer